Exhibit 20

NEWS FROM TAYLOR DEVICES, INC.

SHAREHOLDER LETTER, WINTER 2016-2017

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: FINANCIAL RESULTS

Taylor Devices completed the second quarter of its fiscal year on November 30, 2016. Comparative financial results for the first quarter, second quarter and six month periods are as follows:

FIRST QUARTER (8-31-16)	F/Y 16-17	F/Y 15-16
SALES	$5,755,713	$9,473,414
NET EARNINGS	$209,834	$1,009,649
AVERAGE NUMBER OF SHARES OUTSTANDING	3,412,858	3,365,821
EARNINGS PER SHARE	$0.06	$0.30
SECOND QUARTER (11-30-16)	F/Y 16-17	F/Y 15-16
SALES	$7,807,465	$8,819,548
NET EARNINGS	$938,280	$924,658
AVERAGE NUMBER OF SHARES OUTSTANDING	3,415,683	3,370,018
EARNINGS PER SHARE	$0.27	$0.27

SIX MONTHS (11-30-16)	F/Y 16-17	F/Y 15-16
SALES	$13,563,178	$18,292,962
NET EARNINGS	$1,148,114	$1,934,307
AVERAGE NUMBER OF SHARES OUTSTANDING	3,418,508	3,374,214
EARNINGS PER SHARE	$0.34	$0.57

Fiscal year 2017 is progressing at a slower pace than the previous record setting year. Shipments were down in the first quarter, because the Company had scheduled production on three large defense contracts for which we expected funding in April 2016, but which were delayed until November 2016. U.S. sales of our seismic dampers slowed due to delays in the U.S. construction markets which appear to be the result of building owners being uncertain about the 2017-2018 U.S. economy. This affected the Company’s second quarter sales, with funding delayed to mid-2017 on two major seismic damper orders which, previously, we had expected to be in production in the second quarter.

Our firm order backlog is $20.6 million, as compared to $21.5 million at the beginning of the fiscal year.

ITEM: ANNUAL MEETING SHAREHOLDER VOTING RESULTS

Our Annual Meeting of Shareholders was held on October 28, 2016. The total number of outstanding shares of Taylor Devices’ stock on the meeting record date was 3,425,307. A total of 2,578,577 shares were present in person or by proxy at the meeting, representing a 75% shareholder turnout.

Results Matters Submitted to a Vote of Security Holders:

The shareholders of Taylor Devices, Inc. common stock elected Douglas P. Taylor and Randall L. Clark as Class 3 directors, to serve a three-year term expiring in 2019.

1,658,005 votes were cast for Mr. Taylor and 51,839 votes were withheld. Broker non-votes were 868,733.

1,453,800 votes were cast for Mr. Clark and 256,044 votes were withheld. Broker non-votes were 868,733.

The second matter voted upon at the meeting was the ratification of the appointment of Lumsden & McCormick, LLP as the independent registered public accounting firm of the Company for the fiscal year ending May 31, 2017.

2,423,960 votes were cast for Lumsden & McCormick, LLP, 147,727 votes were cast against and 6,890 votes abstained.

The third matter voted upon was the approval of the non-binding advisory resolution approving the compensation of the Company's named executive officers.

1,547,047 votes were cast for the non-binding advisory resolution, 99,413 votes were cast against and 63,384 votes abstained. Broker non-votes were 868,733.

The fourth matter voted upon was the frequency of future advisory votes on the compensation of the Company's named executive officers.

670,145 votes were cast for a frequency of 1 year, 21,185 votes were cast for a frequency of 2 years, 992,935 votes were cast for a frequency of 3 years and 25,579 votes abstained. Broker non-votes were 868,733.

The Company will hold advisory votes on the compensation of the Company's named executive officers every three years.

ITEM: ANNUAL MEETING OF THE SHAREHOLDERS

At the Annual Meeting, reports were given to the Shareholders in attendance by members of the Executive and Management staff. A brief summary of these reports follows:

¡	Douglas P. Taylor, President, presented an overview of the Company’s performance for the past three years, noting that F/Y 2016 was an exceptional year for Taylor Devices, with sales up 16% from 2015 and net income nearly double that of 2015. Future sales depend largely upon the construction and aerospace/defense market sectors. Mr. Taylor noted that a slowing of sales to Asia of seismic protection products was a concern, but is presently being countered by strong U.S. sales. In comparison, aerospace/defense sales are steady, with several potential new long-term programs on the horizon.

Mr. Taylor’s presentation included a discussion of the Company’s new Open Spaces Damping System, developed for simplified retrofit of buildings with a large window area on the first floor without blocking the view through the windows. Patents are pending on this new product, and full scale prototype tests at the State University of New York at Buffalo’s Earthquake Center were highly successful. Extensive reports are now being published on this new concept in seismic protection.

¡	Alan Klembczyk, Vice President of Sales and Engineering, provided an overview of the Company’s aerospace/defense programs, both current production programs and those in government funded development. These include mature programs for shock isolation of Navy missile systems, ship’s foundation mounted isolation systems, U.S.A.F. tanker aircraft, commercial aircraft, and the very successful drone aircraft landing gear programs.

¡	Bob Schneider and Craig Winters, Industrial and Seismic Sales Managers, gave presentations on several of Taylor Devices’ latest seismic damper projects. These included the retrofit of the Vincent Thomas Bridge at Long Beach, CA and the Dial International Airport at New Delhi, India. Featured in their presentation was the new 181 Fremont Tower in San Francisco, CA that was the cover story in Taylor Devices’ 2016 Annual Report. This building features seismic dampers installed into external mega-braces, essentially forming a protective exoskeleton for the building. The end result is a very survivable structure which is highly appealing in its presence on the San Francisco skyline.

¡	Richard Hill, Vice President, reported on the design features of the new assembly and test building that is now completed. He explained the need for a deep assembly pit at the center of the building to allow vertical assembly of seismic dampers in the 45-foot length range that are becoming popular as seismic codes are revised – requiring ever larger dampers.

Mr. Hill also discussed planned upgrade in Taylor Devices’ Buffalo Bolt Way machining facilities. These include upgraded and new machines to produce the larger size seismic dampers.

¡	Mark McDonough, Chief Financial Officer, reported on the Company’s comparative financial performance using charts plotting sales, expenses and profits over the past five years. In addition, charts were provided showing sales levels to the Company’s various groups of customers and geographical regions.

ITEM: NEW ORDERS, SEISMIC AND WIND

The following new orders for the Company’s Seismic and Wind Control Products were announced at the 2016 Annual Meeting of Shareholders:

¡	Chongqing Chaotianmen Bridge – China
¡	Tel Aviv Ichilov Hospital – Israel
¡	San Miguel Mall – Peru
¡	Farglory H101A and H103 Buildings – Taiwan, ROC
¡	Shengxing Nangung Building – Taiwan, ROC
¡	Christchurch Outpatients Building – New Zealand
¡	3540 Wilshire Blvd. – Los Angeles, CA
¡	Naval Medical Center San Diego – Phase II – San Diego, CA

In addition, after the Shareholder meeting and prior to the end of the second quarter of F/Y 2017, additional orders received were:

¡	Gowanus (Hicks Street) Bridge – New York City
¡	217 W57th Street Tower – New York City
¡	111 Murray Street Tower – New York City
¡	Cristo Rey School – Sacramento, CA
¡	Henan Yinshang Bridge – China

ITEM: NEW ORDERS, AEROSPACE AND DEFENSE

Major new contracts received include:

¡	European Commercial Aircraft Program – An order was received for an additional 38 shipsets of custom actuators for this production program.

¡	Virginia Class Attack Submarine – A follow-on order was received for shock isolation systems for the next two ships in this class.

¡	Missile Canister Isolators – The U.S. Navy has placed an additional follow-on order for Taylor Devices’ Tension-Compression Shock Isolators for the SM-2 and SM-3 series of shipboard missiles. The new order is for 45 additional canister sets of isolators, added to a previous order for 100 sets.

¡	Ship’s Foundation Isolation Systems – A follow-on order was received for 120 large Taylor Devices’ Tension-Compression Shock Isolators to outfit the equipment rafts for the third ship in the Zumwalt class destroyer program.

¡	NASA Orion Program – A follow-on order was received which fully funds development, flight qualification, and low-rate initial production of isolators for a critical flight safety system on the manned Orion Space Vehicle.

ITEM: ASSEMBLY AND TEST AREAS EXPANSION

The 10,000 square feet addition to our current assembly and test facilities on Tonawanda Island is now complete, and equipment is being moved into the new building addition.

By: /s/Douglas P. Taylor

Douglas P. Taylor

President